KEYUAN PETROCHEMICALS, INC.
QINGSHI INDUSTRIAL PARK
NINGBO ECONOMIC & TECHNOLOGICAL DEVELOPMENT ZONE
NINGBO, ZHEJIANG PROVINCE
P.R. CHINA 315803

May 21, 2010

Via U.S. mail and facsimile

Lisa Sellars
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20649

Re: Keyuan Petrochemicals, Inc. (f/k/a Silver Pearl Enterprises, Inc.)
       Item 4.01 Form 8-K
       Filed April 28, 2010
       File No. 0-51750

Dear Ms. Sellars:

We represent Keyuan Petrochemicals, Inc. (the “Company,” “we,” “us,” or “our”).  By letter dated April 30, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Current Report (the “Registration Statement”) on Form 8-K filed on April 28, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

1. Our records show your file number as 0-51750 rather than 333-124837 that appears on the cover page. Please revise to include the correct file number.

RESPONSE: We have revised the report to change the filing number on the cover page to 000-51750.

2. Please revise your disclosure in the second paragraph to state whether the report of The Hall Group, CPAs on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Refer to Item 304(a)(l)(ii) of Regulation S-K.

RESPONSE:  We have revised the report to disclose in the second paragraph that the report of The Hall Group, CPAs on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, except for a "going concern" uncertainty, pursuant to Item 304(a)(1)(ii) of Regulation S-K.

3.
We note your disclose regarding the material weaknesses in your internal control over financial reporting. Please clarify for us whether this disclosure was meant to describe a reportable event as contemplated by Item 304(a)(1)(v) of Regulation S-K. Please also tell us the effects, if any, the material weaknesses in internal controls had on your interim and annual financial statements and management's plan, if any, or actions already undertaken for remediating each of the material weaknesses.

RESPONSE:  We have revised the report to indicate that the disclosure regarding the material weaknesses is a reportable event under Item 304(a)(1)(v) of Regulation S-K. In addition, we have also revised the report to address the effects that the material weaknesses in internal controls had on our interim and annual financial statements, and the actions that we have undertaken to remedy the material weaknesses.

4.	Please file an updated letter from The Hall Group, CPAs as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE: We have filed an updated letter from The Hall Group, CPAs as an exhibit to this Form 8-K amendment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities Laws of the United States.

Sincerely,

/s/ Aichun Li
Aichun Li
Chief Financial Officer